NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The NYSE American LLC ('NYSE American' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the common stock ('Common Stock') of Yuma Energy, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 5, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 1003(c)(iii) of the NYSE American Company Guide ("the Guide") based on the Company's April 15, 2020 announcement that it had filed voluntary Chapter 11 petitions for relief under the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas. The Exchange, on April 16, 2020, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on April 16, 2020. The Company had a right to appeal the determination to delist the Common Stock by a Committee of the Board of Directors of the Exchange, provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.